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                                                  SEC FILE NUMBER: 1-14316
                                                  CUSIP NUMBER: 03793310



                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                              FORM 12b-25
                      NOTIFICATION OF LATE FILING

(Check one):  [X]Form 10-K   [ ]Form 20-F   [ ]Form 11-K  [ ]Form 10-Q
              [ ]Form N-SAR

              For Period Ended: December 31, 1997

              [  ]Transition Report on Form 10-K
              [  ]Transition Report on Form 20-F
              [  ]Transition Report on Form 11-K
              [  ]Transition Report on Form 10-Q
              [  ]Transition Report on Form N-SAR

              For the Transition Period Ended:


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above,identify the Item(s) to which the notification relates:

                              Not Applicable


PART I -  REGISTRANT INFORMATION

                        Apria Healthcare Group Inc.
                       ----------------------------
                         Full Name of Registrant


                    Abbey Healthcare Group Incorporated
                    -----------------------------------
                        Former Name if Applicable


                            3560 Hyland Avenue
                        -------------------------
           Address of Principal Executive Office (Street and Number)


                       Costa Mesa, California  92626
                       -----------------------------
                         City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c) The accountant's statement or other exhibit required by Rule 12b-
          25(c) has been attached if applicable.(NOT APPLICABLE)


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 24, 1998, the Company announced that its Board of Directors had determined that the Company's agreement with an investor group led by Joseph Littlejohn & Levy (the "JLL Group") had been repudiated by the JLL Group and that the Company intended to commence legal action against the JLL Group. Pursuant to the agreement, entered into on February 3, 1998, the JLL Group was to have invested $172.2 million in return for 12.3 million shares of the Company's common stock and warrants to purchase an additional 5.0 million shares of the Company's common stock exercisable at $20.00 per share.

The effect of the termination of the agreement with the JLL Group has resulted in a need to make changes to the Consolidated Financial Statements of the Company related thereto. The Company is not able to accomplish such changes prior to the due date of the Form 10-K for the fiscal year ended December 31, 1997 without unreasonable effort or expense.

Moreover, the proposed transaction with the JLL Group was to have been described in virtually all material narrative portions of the Form 10-K to be filed for the fiscal year ended December 31, 1997, including the description of the business, Management's Discussion and Analysis and a Subsequent Developments section. The termination of the agreement with the JLL Group has resulted in a need to restate these portions of the Form 10-
K. The Company is not able to accomplish such a restatement prior to the due date of the Form 10-K for the fiscal year ended December 31, 1997 without unreasonable effort or expense.

Due to the pervasive nature of the changes, no portion of the Company's Form 10-K will be filed at this time.

In accordance with Rule 12(b)-25(b)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, the Registrant undertakes to file its Form 10-K within 15 calendar days following the Form 10-K's prescribed due date of March 31, 1998.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Lawrence M. Higby            (714)               427-2000
          -----------------         -----------          ------------
                (Name)               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
    If the answer is no, identify report(s).   [X] Yes   [ ]No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                            [X] Yes   [ ]No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company experienced a loss for the fiscal year ended December 31, 1997 of approximately $272.6 million, compared to $33.0 million net income for the fiscal year ended December 31, 1996. The Company issued a press release dated March 12, 1998 announcing its results of operations for the 1997 fiscal year.



                         Apria Healthcare Group Inc.
                -------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 1998        By:  /s/Lawrence M. Higby
                                 -------------------------
                                 Lawrence M. Higby
                                 President and Chief Operating Officer